AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
BAZAARVOICE, INC.

FIRST: The name of the corporation is Bazaarvoice, Inc. (the “Corporation”).
SECOND: The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.
THIRD: The nature of the business and the objects and purposes to be conducted or promoted by the Corporation are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.
FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000) with a par value of $0.0001 per share.
FIFTH: This Article Fifth is inserted for the exculpation of directors of the Corporation and indemnification of directors, officers and certain other individuals by the Corporation.
1.A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the General Corporation Law of the State of Delaware. The foregoing shall not eliminate or limit any liability that may exist with respect to (a) a breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) liability under Section 174 of the DGCL or (d) a transaction from which the director derived an improper personal benefit. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the DGCL is amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.
2.Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the General Corporation Law of the State of Delaware. The right to indemnification conferred in this Article Fifth shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by the General Corporation Law of the State of Delaware. The right to indemnification conferred in this Article Fifth shall be a contract right.
3.The Corporation may, by action of the Board of Directors of the Corporation, provide indemnification to such of the past, present, or future officers, employees and agents of the Corporation or any predecessor entity to such extent and to such effect as the Board of Directors of the Corporation shall determine to be appropriate and authorized by the General Corporation Law of the State of Delaware, including, without limitation: a) entering into indemnification and advancement agreements as authorized by DGCL 145(f); and b) executing any merger agreements by which the Corporation assumes any obligations of or relating to indemnification and advancement.
4.The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the General Corporation Law of the State of Delaware.
5.The rights and authority conferred in this Article Fifth shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.
6.None of the amendment or repeal of this Article Fifth, the adoption of any provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, or, to the fullest extent permitted by the DGCL, any modification of law, shall eliminate or reduce the effect of this Article Fifth in respect of any acts or omissions occurring prior to such amendment, repeal, adoption or modification.
SIXTH:
1.     The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Corporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.
2. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal the by-laws of the Corporation.